UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

RFG ACQUISITION II INC.
(Exact Name of Registrant as Specified in its Corporate Charter)

Delaware	000-52330	35-2277305
(State or other jurisdiction of incorporation or organization)	Commission File No.	(IRS Employer Identification No.)

c/o RainMaker Financial Group, Inc.
PO  Box 586
Orland Park, IL 60462
(Address of Principal Executive Offices)

312-286-4826
(Issuer’s Telephone Number)

Approximate Date of Mailing: August 18, 2011

RFG ACQUISITION II INC.
c/o RainMaker Financial Group, Inc.
PO  Box 586
Orland Park, IL 60462

INFORMATION STATEMENT

PURSUANT TO
SECTION 14(F) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14F-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about August 18, 2011 to the holders of record on August 17, 2011 (the “Record Date”) of the common stock, par value $0.0001 per share (the “Common Stock”), of RFG Acquisition II Inc., a Delaware corporation (the “Company”), pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, in connection with a change of control and composition of the Board of Directors of the Company (the “Board of Directors”) that will result from the exercise of an option (the “Option”) on July 20, 2011 by  Granite Investor Group, Inc. (“Granite” or the “Purchaser”) to purchase such number of shares of Common Stock of the Company as shall be required to obtain a controlling interest in the Company for an aggregate purchase price equal to $25,000 (the “Purchase Price”), pursuant to that certain option agreement, dated May 16, 2011 (the “Option Agreement”), by and between the Company and Granite.

As a result of the exercise of the Option, the Company intends to enter into a Securities Purchase Agreement (the “Purchase Agreement”), pursuant to which the Company will issue an aggregate of 2,500,000 shares of Common Stock of the Company to the Purchaser at the Purchase Price.  A non-refundable deposit of $5,000 (the “Deposit”) paid upon the signing of the Option Agreement will be applied to the Purchase Price to reduce the amount payable at the closing.  Pursuant to the terms of the Option Agreement and proposed purchase agreement, the Company will use the Purchase Price to repurchase all of the shares of Common Stock issued and outstanding immediately prior to the closing (the “Closing”) in accordance with the terms and conditions of a repurchase agreement (the “Repurchase Agreement”).  Concurrent with the closing of the transactions contemplated by the Purchase Agreement and Repurchase Agreement, the board of directors (the “Board”) of the Company, which currently consists of Richard F. Beston, will increase the size of the board to two (2) members and appoint Barry F. Cohen as a director of the Company.  Mr. Beston intends to resign as a director effective only after the later of (a) ten (10) days following the filing of this Information Statement and mailing to Company shareholders and (b) the closing of the transactions contemplated by the Purchase Agreement and Repurchase Agreement (the “Effective Date”).   Jared Stamell will be appointed to serve as a director of the Company effective on the Effective Date to fill the vacancy created by Mr. Beston’s resignation.  In addition, concurrent with and effective upon the Closing, Mr. Beston shall resign as President, John W. Branch will resign as Secretary and David Matre will resign as Chief Financial Officer of the Company and Barry F. Cohen shall be appointed to serve as President and Jared Stamell shall be appointed to serve as Chief Financial Officer and Treasurer. Except as otherwise indicated by the context, references in this Information Statement to “Company,” “we,” “us,” or “our” are references to RFG Acquisition II Inc.

This Information Statement is being furnished pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of our stockholders.

WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY’S
STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL AND CHANGE OF BOARD OF DIRECTORS

In connection with the exercise of the Option, the Company and the Purchaser intend to enter into the proposed Purchase Agreement, pursuant to which the Company will issue and sell an aggregate of 2,500,000 shares of the Company’s Common Stock to Granite for an aggregate purchase price of $25,000.  Simultaneously with the closing of the Purchase Agreement, the Company will repurchase 1,250,000 shares of Common Stock from each of Richard F. Beston, Jr. and John W. Branch, for an aggregate purchase price of $25,000, as contemplated by the proposed Repurchase Agreement. As a result of the closing of the Purchase Agreement and the Repurchase Agreement, the Purchaser will own 100% of the Company’s outstanding Common Stock, resulting in a change in control of the Company (the “Transaction”).

In connection with the terms of the Transaction, Mr. Beston will resign (1) as a director, effective upon the later of (a) the tenth day following the Company’s filing with the SEC and mailing of this Information Statement on Schedule 14f-1 to its shareholders as of the Record Date or (b) the Closing and (2) as President of the Company effective at the Closing.  In addition, John W. Branch and David Matre will each resign as Secretary and Chief Financial Officer, respectively, and Barry Cohen will be appointed to serve as a director and President and Jared Stamell will be appointed to serve as Chief Financial Officer and Treasurer of the Company. Upon the Effective Date, it is intended that Mr. Stamell will also be appointed to serve as a director of the Company.

To the best of our knowledge, except as set forth in this Information Statement, the incoming directors are not currently directors of the Company, do not hold any position with the Company, and except as described herein are not involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the officers or incoming or existing directors of the Company have been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

VOTING SECURITIES

The Company has 2,500,000 shares of Common Stock currently issued and outstanding and no shares of any other voting or non-voting class or series of capital stock issued and outstanding.  Each share of Common Stock is entitled to one vote.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
PRIOR TO THE TRANSACTION

The following table sets forth certain information with respect to the beneficial ownership of our Common Stock as of August 17, 2011 by (i) each person who was known by us to beneficially own more than 5% of our Common Stock; (ii) each of our officers and directors; and (iii) all of our current officers and directors as a group.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class(2)
Richard F. Beston, Jr. (3) c/o RainMaker Financial Group Inc. 650 Warrenville Road, Suite 103 Lisle, IL 60532	1,250,000	50%
John W. Branch (4) c/o RainMaker Financial Group Inc. 650 Warrenville Road, Suite 103 Lisle, IL 60532	1,250,000	50%
David W. Matre (5) 650 Warrenville Road Suite 103 Lisle, IL 60532	0	0%
All Officers and Directors as a Group (3 individuals)	2,500,000	100%

(1)  Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to our Common Stock. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator.

(2)  Based on 2,500,000 shares of Common Stock issued and outstanding as of the date of this filing.

(3)  Richard F. Beston, Jr. serves as the Company’s President and sole director.

(4) John W. Branch serves as the Company’s Secretary.

(5) David W. Matre serves as the Company’s Chief Financial Officer.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
AFTER THE TRANSACTION

The following table sets forth certain information with respect to the beneficial ownership of our Common Stock after the consummation of the Transaction by (i) each person who is known by us to beneficially own more than 5% of our Common Stock; (ii) each of the named executive officers and directors; and (iii) all of our current officers and directors as a group.

Unless otherwise specified, the address of each of the persons set forth below is in care of Granite Investor Group, Inc., One Liberty Plaza, 35th Floor, New York, NY 10006.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class(2)
Granite Investor Group Inc.	2,500,000	100%
Barry F. Cohen(3)	1,650,000	66%
Jared Stamell(4)	600,000	24%
Nikhil L. Shah(5)	250,000	10%
All Officers and Directors as a group (2 individuals)	2,250,000	90%

(1)
Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to our Common Stock. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator.

(2)	Based on 2,500,000 shares of Common Stock expected to be issued and outstanding upon the closing of the Transaction.

(3)
Barry F. Cohen will serve as the President and a director of the Company upon the consummation of the Transaction. Mr. Cohen is the owner of 66% of the issued and outstanding common stock of the Purchaser and therefore may be deemed to be the owner of 66% of the securities of the Issuer owned by the Purchaser.

(4)
Jared Stamell will serve as the Secretary, Treasurer and a director of the Company.  Mr. Stamell is the owner of 24% of the issued and outstanding common stock of the Purchaser and therefore may be deemed to be the owner of 24% of the securities of the Issuer owned by the Purchaser.

(5)	Nikhil Shah is the owner of 10% of the issued and outstanding securities of the Purchaser and therefore may be deemed to be the owner of 10% of the securities of the Issuer owned by the Purchaser.

LEGAL PROCEEDINGS

Our management knows of no material existing or pending legal proceedings or claims against us, nor are we involved as a plaintiff in any material proceeding or pending litigation. To our knowledge, none of our directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent (5%) of our securities, or any associate of any such director, officer or security holder is a party adverse to us or has a material interest adverse to us in reference to pending litigation.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

EXECUTIVE OFFICERS AND DIRECTORS PRIOR TO THE TRANSACTION

Prior to the Transaction, our sole director and officers are Richard F. Beston, Jr., John W. Branch and David W. Matre, who were elected annually for a one year term or until their respective successors are duly elected and qualified or until their earlier resignation or removal.

Richard F. Beston, Jr., 47, the Company’s President and sole director, has served in this capacity since the inception of the Company during August 2006. Mr. Beston has worked in the U.S. capital markets for over 15 years with top securities firms in New York and Chicago. He has served in senior leadership roles in Management, Investment Banking and Institutional Sales/Trading. His career has focused on the areas of Emerging Markets, Derivatives, Venture Capital and Private Equity investing. Since April 2005, Mr. Beston has served as Chairman and Chief Executive Officer of RainMaker Financial Group Inc. and affiliated companies including RainMaker Securities LLC, a NASD/SIPC member broker/dealer, RM Advisors LLC, a registered Investment Advisor, and the Ten X Capital Partners Companies, a series of private equity funds, which he founded in 2004. Since October 2003, Mr. Beston has also served as the President of Ten X Holdings LLC. From July 2002 to September 2003, Mr. Beston was a Senior Vice President with Friedman, Billings, Ramsey Inc., where he founded and managed the firm’s Chicago office. From October 2000 to July 2002, Mr. Beston was a Partner with Advanced Equities Inc. in Chicago, where he specialized in raising capital for emerging private companies backed by top-tier national venture capital firms. From November 1994 to July 1999, Mr. Beston was a Senior Vice President at Societe Generale Group in New York, where he specialized in emerging market debt, derivatives, and structured product, while managing 25 of the firm’s largest and most demanding buy-side account relationships. Mr. Beston also serves as the President and sole director of RFG Acquisition II Inc., a blank check, non-trading and publicly reporting shell company. Mr. Beston received his Masters degree in International Management from the American Graduate School of International Management (Thunderbird) in 1988, and his Bachelors degree from the University of Iowa in 1985. He is a member of the Turnaround Management Association, and holds multiple securities licenses (7, 63, 65, and 24).

John W. Branch, 53, the Company’s Secretary, has served in this capacity since the inception of the Company during August 2006. Since August 2004, Mr. Branch has served as the Vice President and General Counsel of Ten X Holdings, a consulting and business holdings entity. He also serves as the Vice President and General Counsel of Ten X Capital Partners Companies, a series of private equity funds and as the Vice President of RainMaker Securities LLC, a NASD/SIPC member broker/dealer. In addition, he is the Chief Operating Officer of RainMaker Financial Group Inc. and the Vice President and General Counsel of RM Advisors LLC, entities where he provides legal counsel and business analysis. From October 2002 until July 2004, Mr. Branch was in private law practice. Prior to holding these positions, from October 2000 to September 2002, Mr. Branch served as the Chief Financial Officer of Gold Coast Water Company, LLC and the Chief Financial Officer of Atlantic Beverage Company, LLC. Mr. Branch brings over 20 years of experience as a Certified Public Accountant and over 15 years as an attorney at law. He has significant experience in business start-ups, turnarounds, taxation, securities offerings, business transactional law and litigation. Mr. Branch also serves as the Secretary of RFG Acquisition II Inc., a blank check, non-trading and publicly reporting shell company. Mr. Branch received his Juris Doctorate from Western State University College of Law and has earned a Bachelor of Science degree from the University of Redlands with a major in Accounting.

David W. Matre, 45, the Company’s Chief Financial Officer, has served in this capacity since the inception of the Company during August 2006. Since February 2006, Mr. Matre has served as the Chief Financial Officer of Ten X Capital Partners Companies, a series of private equity funds. From June 2001 to February 2006, Mr. Matre was the Vice President and Treasurer of Midas, Inc., a NYSE listed franchisor of auto repair facilities. From October 1999 to March 2001, Mr. Matre was the Chief Financial Officer of Closerlook, Inc., a professional services firm. Prior to 1999, Mr. Matre held various senior financial positions in early stage, pre-IPO and publicly traded high growth companies. His background includes a demonstrated track record in strategic planning, mergers & acquisitions, financial reporting and domestic and international banking. He has managed numerous capital markets transactions and is a proven leader in financial analysis, cash management and actively managing multiple project/companies simultaneously in a portfolio approach. Mr. Matre also serves as the Chief Financial Officer of RFG Acquisition II Inc., a blank check, non-trading and publicly reporting shell company. Mr. Matre earned a Master of Business Administration degree from DePaul University and a Bachelor of Science degree in Business Administration from the University of Wisconsin-Stevens Point.

EXECUTIVE OFFICERS AND DIRECTORS AFTER THE TRANSACTION

Effective upon the consummation of the Transaction, as hereinafter described Mr. Richard F. Beston will resign as the sole director and President of the Company and John W. Branch and David W. Matre will resign as Secretary and Chief Financial Officer, respectively, of the Company and Mr. Barry Cohen will be appointed to serve as President and a director of the Company.  Mr. Jared Stamell will be appointed to serve as Secretary, Treasurer effective upon the Closing of the transaction and as a director effective upon the Effective Date.

Barry Cohen, 71, has served as President and Chief Executive Officer of Granite Investor Group, Inc. since its founding in 2009.  Between 2006 and 2008, Mr. Cohen was a private investor and founded Avra Surgical, Inc. in 2009, a medical technology company.  From approximately 1979 to 1983 he served as director of Synalloy Corp., a manufacturer of pipe, piping systems and specialty chemicals after which he was appointed to serve as President from 1984-1985.  Mr. Cohen also served as Chairman of the Executive Board of Wolverine Technologies, Inc., a NYSE listed company from 1979 to 1983 and President of Barry F. Cohen & Co., and NASD member. Mr. Cohen has 50 years experience in managing private and public industrial companies, and 47 years experience as a securities executive which will be an asset to the Company as it seeks a business combination transaction.

Jared B. Stamell, 64, has served as Secretary, Treasurer and General Counsel of Granite Investor Group, Inc. since 2009. He has served as a Partner in the New York law firm, Stamell & Schager, LLP since 1989. Mr. Stamell is admitted to practice before the United States Supreme Court, in many United States Courts of Appeal and District Courts, and he is a member of the bar of the States of New Jersey, New York, Massachusetts and the District of Columbia. He is a graduate of the University of Michigan and received his law degree, J.D., Cum Laude, from Harvard Law School which awarded him a Frank Knox Fellowship to do graduate work in economics. Mr. Stamell received an M.Sc. in Economics from the London School of Economics. Mr. Stamell’s experience with representing industrial and financial businesses in litigation and financing and organizing companies will be beneficial to the Company as it seeks a business combination transaction.

Except as noted above, there are no agreements or understandings for any of our executive officers or directors to resign at the request of another person and no officer or director is acting on behalf of nor will any of them act at the direction of any other person.

Directors are elected until their successors are duly elected and qualified.

Family Relationships

There are no family relationships between any of our directors or executive officers.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past ten years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Transactions with Related Persons,” none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

TRANSACTIONS WITH RELATED PERSONS

Except as described herein, the Company and any related person were not participants in any transaction with an amount that exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation”).

Except as set forth in our discussion above, none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10% of our equity securities which are registered pursuant to Section 12 of the Exchange Act, to file with the SEC initial reports of ownership and reports of changes in ownership of our equity securities. Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file.

Based solely upon a review of the Forms 3, 4 and 5 (and amendments thereto) furnished to us for the fiscal years ended December 31, 2009 and December 31, 2010, the Company believes that no persons who, at any time during such fiscal year, was a director, officer or beneficial owner of more than 10% of Common Stock failed to comply with all Section 16(a) filing requirements during such fiscal year.

CORPORATE GOVERNANCE

Director Independence

The Company is not a listed issuer whose securities are listed on a national securities exchange, or an inter-dealer quotation system which has requirements that a majority of the board of directors be independent. Under NASDAQ Rule 5605(a)(2)(A), a director is not considered to be independent if he or she also is an executive officer or employee of the corporation. Under such definition, our current and proposed directors would not be considered independent as they also serve, or will serve, as executive officers of the Company.

Board Meetings and Annual Meeting

During the fiscal years ended December 31, 2010 and 2009, our Board of Directors did not meet. We did not hold an annual meeting in 2010.

Board Committees

We presently do not have an audit committee, compensation committee or nominating committee or committees performing similar functions, as our management believes that until this point it has been premature at the early stage of our management and business development to form an audit, compensation or nominating committee. However, our new management plans to form an audit, compensation and nominating committee in the near future. We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors and evaluating our accounting policies and system of internal controls. We envision that the compensation committee will be primarily responsible for reviewing and approving our salary and benefits policies (including stock options) and other compensation of our executive officers. The nominating committee would be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors. The nominating committee would also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures. Until these committees are established, these decisions will continue to be made by our Board of Directors. Although our Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, our Board of Directors considers the candidate’s character, judgment, skills and experience in the context of the needs of our Company and our Board of Directors.

We do not have a charter governing the nominating process. The members of our Board of Directors, who perform the functions of a nominating committee, are not independent because they are also our officers. There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nominations for directors. Our Board of Directors does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations are at a more advanced level.

Board Leadership Structure and Role in Risk Oversight

Our Board of Directors recognizes that the leadership structure and combination or separation of the President and Chairman roles is driven by the needs of the Company at any point in time. As a result, no policy exists requiring combination or separation of leadership roles and our governing documents do not mandate a particular structure. This has allowed our Board of Directors the flexibility to establish the most appropriate structure for the Company at any given time.

Our Board of Directors is responsible for overseeing the overall risk management process at the Company. Risk management is considered a strategic activity within the Company and responsibility for managing risk rests with executive management while the Board of Directors participates in the oversight of the process. The oversight responsibility of our Board of Directors is enabled by management reporting processes that are designed to provide visibility to the Board of Directors about the identification, assessment, and management of critical risks. These areas of focus include strategic, operational, financial and reporting, succession and compensation, compliance, and other risks.

Stockholder and Interested Party Communications

Our Board of Directors does not currently provide a process for stockholders or other interested parties to send communications to our Board of Directors because our management believes that until this point it has been premature to develop such processes given the limited liquidity of our Common Stock. However, our new management may establish a process for stockholder and interested party communications in the future.

EXECUTIVE AND DIRECTOR COMPENSATION

Summary Compensation Table — Calendar Year Ended December 31, 2009 and December 31, 2010

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the named persons for services rendered in all capacities during the noted periods. None of the Company’s officers and directors received any compensation during the fiscal years ended December 31, 2009 and December 31, 2010.

		Salary	Bonus	Option Awards	All Other Compensation	Total
Name and Principal Position	Year	($)	($)	($)	($)	($)
Richard F. Beston, Jr. President and Director	2010 2009	0	0	0	0	0
John W. Branch Secretary	2010 2009	0	0	0	0	0
David W. Matre Chief Financial Officer	2010 2009	0	0	0	0	0
All Officers and Directors as a Group	2010 2009	0	0	0	0	0

Employment Agreements

We do not have any employment agreements with any of our current officers and directors and we currently do not provide any benefits to our officers at this time.

Outstanding Equity Awards at Fiscal Year End

None of our executive officers or directors received any equity awards, including, options, restricted stock or other equity incentives during the fiscal years ended December 31, 2009 and December 31, 2010.

Pursuant to the requirements of the Securities Exchange Act of 1934, RFG Acquisition II, Inc. has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 18, 2011	RFG ACQUISITION II INC.

	By:	/s/ Richard F. Beston, Jr.
Richard F. Beston, Jr., President